                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A

           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                                      and

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)


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                          ELITE INFORMATION GROUP, INC.
                       (Name of Subject Company [Issuer])
--------------------------------------------------------------------------------

                             EIG ACQUISITION CORP.,
                     an indirect wholly-owned subsidiary of
                           SOLUTION 6 HOLDINGS LIMITED
                                    (Bidders)
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                     Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)
--------------------------------------------------------------------------------

                                     28659M
                      (CUSIP Number of Class of Securities)
--------------------------------------------------------------------------------

                                    Copy To:

       EIG Acquisition Corp.                      Richard F. Dahlson, Esquire
         Town Hall House                            Jackson Walker L.L.P.
    Level 21, 456 Kent Street                    901 Main Street, Suite 6000
     Sydney, New South Wales                       Dallas, Texas 75202-3797
          Australia 2000                           Telephone: (214) 953-6000
 Telecopier No.: 011-612-9278-0702              Telecopier No.: (214) 953-5722

            (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

--------------------                                           -----------------
CUSIP No.  111433108             14D-1/A & 13D/A               Page 2 of 8 Pages
--------------------                                           -----------------

--------------------------------------------------------------------------------
    1       Name of Reporting Person; IRS Identification Number

                    Solution 6 Holdings Limited ("Solution 6")
                    Tax I.D. Number: Not Applicable
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    2       Check the Appropriate Box if a Member of a Group     (a) [ ]

                (b) [ ]
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    3       SEC Use Only

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    4       Source of Funds (See Instructions)

                    Other (00)
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    5       Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)

                    [ ]
--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization

                    New South Wales, Australia
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         Number of               7     Sole Voting Power
           Shares                      147,200
        Beneficially         ---------------------------------------------------
          Owned by               8     Shared Voting Power
            Each                       2,001,588 shares which may be deemed to
         Reporting                     be owned by Solution 6 pursuant to the
           Person                      Stockholders Agreement described in Item
            With                       4 to this Schedule.
                             ---------------------------------------------------
                                 9     Sole Dispositive Power
                                       147,200
                             ---------------------------------------------------
                                10     Shared Dispositive Power
                                       2,001,588 shares which may be deemed to
                                       be owned by Solution 6 pursuant to the
                                       Stockholders Agreement described in Item
                                       4 to this Schedule.
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    11      Aggregate Amount Beneficially Owned by Each Reporting Person

                    2,148,788
--------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    [ ]
--------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)

                    23.6%
--------------------------------------------------------------------------------
    14      Type of Reporting Person
                    Corporation (CO)
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

--------------------                                           -----------------
CUSIP No.  111433108              14D-1/A & 13D/A              Page 3 of 8 Pages
--------------------                                           -----------------

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    1       Name of Reporting Person; IRS Identification Number

                    EIG Acquisition Corp.;
                    Tax I.D. Number: 75-2850905
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group     (a) [     ]

                (b) [ ]
--------------------------------------------------------------------------------
    3       SEC Use Only

--------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)

                    Other (00)
--------------------------------------------------------------------------------
    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                    [ ]
--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization

                    Delaware
--------------------------------------------------------------------------------
         Number of               7     Sole Voting Power
           Shares                               None
        Beneficially         ---------------------------------------------------
          Owned by               8     Shared Voting Power
            Each                       2,001,588 shares which may be deemed to
         Reporting                     be owned by EIG pursuant to the
           Person                      Stockholders Agreement described in Item
            With                       4 to this Schedule.
                             ---------------------------------------------------
                                 9     Sole Dispositive Power
                                       None
                             ---------------------------------------------------
                                10     Shared Dispositive Power
                                       2,001,588 shares which may be deemed to
                                       be owned by EIG pursuant to the
                                       Stockholders Agreement described in Item
                                       4 to this Schedule.
--------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person

                    2,001,588
--------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    [ ]
--------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)

                    22.0%
--------------------------------------------------------------------------------
    14      Type of Reporting Person
                    Corporation (CO)
--------------------------------------------------------------------------------

EIG Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Solution 6 Holdings Limited, a New South Wales, Australia corporation (the "Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 originally filed on December 21, 1999 and their Schedule 13D originally filed on December 23, 1999 (collectively, the "Statement") with respect to an offer (the "Offer") to purchase by the Purchaser all of the issued and outstanding shares of the common stock, par value $.01 per share, of Elite Information Group, Inc., a Delaware corporation (the "Company"), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 1999. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Items 4(a) and (b) of the Schedule 14D-1 are hereby amended and supplemented by restating the first sentence of the first paragraph of Section 10 "Source and Amount of Funds" of the Offer to Purchase incorporated therein by reference as follows:

         "The Purchaser estimates that the amount of funds required to purchase all outstanding Shares pursuant to the Offer, to pay cash to holders of Stock Options pursuant to the Merger Agreement and to pay fees and expenses related to the Offer will be approximately US$110 million."

     Items 4(a) and (b) of the Schedule 14D-1 are hereby further amended and supplemented by restating the fourth paragraph of Section 10 "Source and Amount of Funds" of the Offer to Purchase incorporated therein by reference as follows:

         "The Facility is secured by a first priority lien, unless a first priority lien is already in place in which case the Facility shall be secured by a second priority lien with second priority liens capped at A$10 million (approximately US$6.6 million), on most of Parent's assets, proceeds from the issuances of Parent's securities, proceeds from any sale of the Shares or the Company's assets once the acquisition of the Company has been completed."

     Items 4(a) and (b) of the Schedule 14D-1 are hereby further amended and supplemented by restating the third sentence of the fifth paragraph of Section 10 "Source and Amount of Funds" of the Offer to Purchase incorporated therein by reference as follows:

         "A restructure fee in the amount of US$78,000 was also payable by Parent in connection with an amendment to the facility on December 17, 1999."

     Items 4(a) and (b) of the Schedule 14D-1 are hereby further amended and supplemented by restating the sixth paragraph of Section 10 "Source and Amount of Funds" of the Offer to Purchase incorporated therein by reference as follows:

         "As required as a condition to the Facility, Parent undertook a private placement of A$120 million (approximately US$79.2 million) of its ordinary shares at a price of A$9.75 (approximately US$6.44) per share (the
     "Private Placement"). Subscriptions for A$120 million (approximately US$79.2 million) were received on December 17, 1999 with settlement occuring on December 22, 1999.

     Items 4(a) and (b) of the Schedule 14D-1 are hereby further amended and supplemented by restating the first sentence of the eighth paragraph of Section 10 "Source and Amount of Funds" of the Offer to Purchase incorporated therein by reference as follows:

         "Additionally, if the transaction involving a specific potential acquisition candidate is not pursuant to the conditions required by WDRAL in the Facility, or if the offer to purchase that acquisition candidate is withdrawn, a further mandatory prepayment or reduction of US$13 million will be required at that time."

     Items 4(a) and (b) of the Schedule 14D-1 are hereby further amended and supplemented by restating the second and third sentences of the ninth paragraph of Section 10 "Source and Amount of Funds" of the Offer to Purchase incorporated therein by reference as follows:

         "All loan and security documentation must be completed to WDRAL's satisfaction, the fees described above must have been paid and Parent must have received at least A$50 million (approximately US$33.0 million) in connection with the issuance of shares to Telstra pursuant to the exercise of an option. The Telstra option has been exercised and the A$50 million (approximately US$33.0 million) has been received by the Parent."

     Items 4(a) and (b) of the Schedule 14D-1 are hereby further amended and supplemented by restating subsection 8 of the tenth paragraph of Section 10 "Source and Amount of Funds" of the Offer to Purchase incorporated therein by reference as follows:

         "(8) Parent has agreed to restrictions on further acquisitions in excess of A$5 million (approximately US$3.3 million) in the aggregate (except as reasonably agreed to by WDRAL);"

ITEM 10. ADDITIONAL INFORMATION.

     Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by restating the second sentence of the first paragraph of Section 14 "Certain Conditions of the Offer" of the Offer to Purchase incorporated therein by reference as follows:

         "Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment, or subject as aforesaid, pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, (i) with the consent of the Company or (ii) if, at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following conditions exists:"

     Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by adding the following to the Offer to Purchase incorporated therein by reference:

         "The Company has informed Parent and the Purchaser that a class action complaint has been filed in the Superior Court of the State of California, County of Los Angeles against the Company, Parent and certain directors of the Company. The complaint alleges, among other things, certain breaches of fiduciary duties of the Company and its board of directors and the aiding and abetting of such breaches of fiduciary duties by Parent. Parent intends to defend vigorously against these allegations and any others.

         The Federal Trade Commission (the "FTC") has requested additional information and documentary material in connection with its review of the proposed Merger. This request will result in an extension of the waiting period under the HSR Act. The Company, Parent and Purchaser intend to respond promptly to the FTC request."

     Item 10 of the Schedule 14D-1 is hereby further amended and supplemented by adding the following text thereto:

         On January 6, 2000, the Company issued a press release, a copy of which is attached hereto as Exhibit (a)(8) and is incorporated by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented to add a new Exhibit as follows:

         (a)(8) Press Release issued by the Company on January 6, 2000.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2000



                                       EIG ACQUISITION CORP.,
                                       a Delaware corporation


                                       By:  /s/ Thomas A. Montgomery
                                          -------------------------------------
                                       Name: Thomas A. Montgomery
                                              ---------------------------------
                                       Title:   Vice President, Treasurer and
                                                 Secretary
                                              ---------------------------------


                                       SOLUTION 6 HOLDINGS LIMITED,
                                       a New South Wales, Australia corporation


                                       By:  /s/ Thomas A. Montgomery
                                          -------------------------------------
                                       Name:  Thomas A. Montgomery
                                              ---------------------------------
                                       Title: Chief Financial Officer
                                              ---------------------------------

                               INDEX TO EXHIBITS

         EXHIBIT
         NUMBER                DESCRIPTION
         -------               -----------
         (a) (8)   Press Release issued by the Company on January 6, 2000.